Mail Stop 3561

February 3, 2010

David M. Sagehorn
Executive Vice President and Chief Financial Officer
Oshkosh Corporation
P.O. Box 2566
Oshkosh, WI 54903

      Re: **Oshkosh Corporation**
             File Number 001-31371
             Form 10-K: For the Fiscal Year Ended September 30, 2009

Dear Mr. Sagehorn:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended September 30, 2009

Results of Operations, page 33

1. Please revise to separately discuss cost of sales.

2. Reference is made to the risk factor on page 19, "Raw material price fluctuations may adversely affect our results". We note your disclosure that you have implemented selling price increases to recover increased steel, component and fuel costs. Please revise your discussion of results of operations to quantify the impact of price and volume changes on your revenues and expenses.

3.   Please revise to quantify all of material factors to which variances are attributed. As an example, you state that the access equipment segment incurred an operating loss of $1,105.6 million in fiscal 2009 due to the $892.5 million impairment charge, and the impact of sharply lower sales volume, sale of units comprised of higher cost materials purchased in fiscal 2008 when steel costs were high, and an increase in the provision for credit losses. Since you did not quantify all of these factors, your investors are unable to determine their individual impact.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· 	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· 	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· 	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 if you have questions.

Sincerely,

Lyn Shenk
Branch Chief